February 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Joe McCann
Gary Newberry
Kevin Kuhar

Re:	NexImmune, Inc.
Registration Statement on Form S-1 (File No. 333-252220)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 1,750 copies of the Preliminary Prospectus dated February 8, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on February 11, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC. CANTOR FITZGERALD & CO. RAYMOND JAMES & ASSOCIATES, INC.

As representatives of the Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Authorized Signatory

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
	Name:	Sage Kelly
	Title:	Global Head of Investment Banking

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Andrea J. Lanham
	Name:	Andrea J. Lanham
	Title:	VP, GEIB Equity Syndicate

[Signature Page to NexImmune, Inc. Acceleration Request]